Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                        (303) 422-8127 Fax (303) 431-1567


                                 March 22, 2006




VIA FACSIMILE TO: (202) 504-2474
Securities & Exchange Commission
Attn: Oscar Young
Mail Stop 4-5 450 5th Street N.W.
Washington DC 20549

Re:  Health Partnership Inc (Formerly Mind2Market, Inc.) SEC File No. 000-28711

Dear Mr. Young:

         You provided verbal Comments to my prior response on February 17, 2006 which we have attempted to transcribe. On behalf of the company I respond as follows:

         As to Verbal Comment 1a of February 17, 2006, we have carefully considered paragraphs 19-24 of APB #30 (copy attached).

     Paragraph 19 Says: "Judgment is required to segregate...transactions that are extraordinary items as shown in Paragraph 11... The Board concludes that an event...should be presumed to be ordinary and usual...unless the evidence clearly supports its classification as an extraordinary item".

         The Company determined it was clearly an extraordinary item to settle large wage claims, and accrued services claims at huge discounts for cash as part of a reorganization transaction. These settlements has nothing to do with "central or core operations", since there were none, and were totally outside the "normal course of business". M2M did not continue in its technology business.

         Paragraphs 20 & 21- Both criteria set forth in P. 20 were met for the settlements. They were; a) unusual in nature - abnormal settlement of claims for pennies on the dollar. b) infrequent - had never occurred before or since and occurred at about the same time, and P. 21 & 22 define the terms for 1a) and b) above and the Company determined that the reported transaction fit both criteria.

         P. 23 lists six types of gains /losses that must not be treated as extraordinary because the "can be expected to recur". The extraordinary gains reported by M2M do NOT fit into any of these categories, and the gains reported cannot be expected to recur.

         P. 24 Materiality - For M2M clearly the extraordinary gain was "material" because of its size and the large debt reduction which occurred.

         This   extraordinary  gain  resulted  from  1)  settlement  of  accrued officer's salaries 2) settlement of accrued service fees 3) settlement of technology development fees accrued in trying to develop technologies.

         In response to Verbal Comment 1b of February 17, 2006.

` We have reviewed Statement of Financial Accounting Concepts No 6: P. 78-88 (copy attached) and find nothing in such paragraphs to suggest that the accounting treatment of the extraordinary gains should be revised.

         P. 78 defines "Revenues" as "inflows...or settlements of its liabilities...from delivering or producing goods...or other activities that constitute the entity's on going major...or central operations." Clearly the M2M "extraordinary gains" did not come from "delivering or producing goods that constitute the entity's on going or major or central operations." These were accomplished as part of reorganization with no operating business at the time, and not from "major or central operations."

         P. 79 talks about characteristics related to ongoing major operations and follows the same logic as referenced in P. 78.

         P.  80 & 81 are not applicable - each deals with "expenses"

         P. 82 & 83 deal with gains (or losses) "from peripheral or incidental transactions and other events and circumstances - except those that result from revenues or investments by owners. Clearly the "gains" recorded by M2M fall within this definition of peripheral or incidental transactions and other events...
         P. 84 describes characteristics of gains and losses beyond control of management and that all gains are not alike, and P. 85 talks about "sources of gains" as to classification, but sets no rules as to describing or classifying.

         P. 86 says gains may be classified as "operating" or "non-operating", makes no requirement, but does relate them to "ongoing" operations. M2M had no ongoing operations.

         P. 87 clearly delineates between "revenues" and "gains", and supports M2M position of reflecting that the gains were not revenues from core or central operations. Please note the language in P. 87 "Some differences are significant in conveying information about an enterprise's performance" M2M did not wish to present that the "gains" were ordinary or incident to core operations or were normal occurrences.

         P. 88 the text says the "Statement" gives broad guidance but does not distinguish precisely. M2M had no central operations at date of settlement and $0 in operating revenues.

         P. 89 This interestingly, supports M2M's position that the displays of information about an enterprise's sources of comprehensive income" should be as "useful as possible" citing other paragraphs. We believe to present the extraordinary gains as "revenues" of a core business would be MISLEADING and not in keeping with "full, fair and accurate" disclosure which is SEC's goal, I believe.

         I response to comment # 2

         Attached please find copies of the balance sheets from the 10Q's & 10K's from 2000-2004, which clearly show the accruals (of payroll) and accounts payable until settled in 2004, under the liabilities section. Income Statement reflects the expensing of the accruals in each of the periods. Also, none of this was "stock based compensation" - it was all salary or fees accrual.

In addition we have researched the accounting treatment from a Disclosure standpoint and cite the following ;

                                EXECUTIVE SUMMARY

Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Therefore, both of the following criteria should be met to classify an event or transaction as an extraordinary item:

     1. Unusual nature--The underlying event or transaction possesses a high degree of abnormality and is of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the enterprise, taking into account the environment in which the enterprise operates. 51.02 Extraordinary Items

     2. Infrequency of occurrence--The underlying event or transaction is of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the enterprise operates.

    Extraordinary items should be presented separately in the income statement, net of any related income tax effect. If the income statement includes discontinued operations or the cumulative effect of accounting changes, extraordinary items should be presented following discontinued operations and preceding the cumulative effect of accounting changes.
    Events or transactions that are either unusual or infrequent, but not both (and therefore do not meet the criteria for extraordinary items), should be classified and reported as separate components of income from continuing operations. See Chapter 52, "Unusual or Infrequent Items," for a discussion of unusual or infrequent items.
   Authoritative Literature
   APB-9             Reporting the Results of Operations
   APB-30            Reporting the Results of Operations Reporting the
                     Effects of Disposal of a Segment of a Business, and
                     Extraordinary, Unusual, and Infrequently Occurring
                     Events and Transactions
   FAS-16            Prior Period Adjustments
   FAS-144           Accounting for the Impairment or Disposal of Long-
                     Lived Assets

                             DISCLOSURE REQUIREMENTS

   The following disclosures are required for extraordinary items:

     1. A description of the nature of an extraordinary event or transaction and the principal items entering into the computation of the gain or loss (APB-30, par. 11)

     2. The following captions used on the face of the income statement when there is an extraordinary item (and there are no discontinued operations or changes in accounting principles) (APB-30, pars. 10--12):

             a. Income before extraordinary items
             b. Extraordinary item (less applicable income taxes)
             c. Net income

     3. The following disclosures should be made for each adjustment in the current period of an element of an extraordinary item that was reported in a prior period (APB-30, par. 25; FAS-16, par. 16):

             a.  The year of origin, nature, and amount
             b. The adjustment classified separately in the current period as an extraordinary item

                   EXAMPLES OF FINANCIAL STATEMENT DISCLOSURES

                 The  following   sample   disclosures   are  available  on  the
accompanying disc.

     Example 51--1: Presentation of Extraordinary Items in an Income Statement That Does Not Include Discontinued Operations and Cumulative Effect of Accounting Change

                                                                    20X2 --         20X1
          Income before income taxes and
            extraordinary items                             $2,078,000        $2,774,000
          Provision for income taxes                          (874,000)       (1,138,000)
                                                               --------        ---------
          Income before extraordinary items                  1,204,000         1,636,000
          Extraordinary items:
          Gain on litigation settlement, less
              income tax of $233,000                                -0-          417,000
            Insurance settlement for earthquake
             damage, less income tax expense
              of $310,000                                      624,000                -0-
                                                               -------                 -
          Net income                                        $1,828,000        $2,053,000
                                                            ----------        ----------

     Example 51--2: Presentation of Extraordinary Items in an Income Statement That Includes Discontinued Operations and Cumulative Effect of Accounting Change


                                                                20X2               20X1
        Income (loss) from continuing
          operations before income taxes                    $4,914,000       $(1,811,000)
        Income taxes                                        (2,113,000)          652,000
                                                             ----------          -------
        Income (loss) from continuing
          operations                                         2,801,000        (1,159,000)


      51.04                                        Extraordinary Items

                                                                 20X2                  20X1--
                                                                 ----                  ----
        Discontinued operations:
         Loss from operations of discontinued
          component, net of income tax benefit
          of $617,000 in 20)(2 and $1,515,000
            in 20X1                                         (1,568,000)       (3,726,000)
       Gain on disposal of component,
         net of income tax expense of
         $986,000                                            1,347,000                -0-
                                                             ---------                 -
       Loss on discontinued operations                        (221,000)       (3,726,000)
                                                               --------        ---------
       Income (loss) before extraordinary
         item and cumulative effect of
           accounting change                                 2,580,000        (4,885,000)
      Extraordinary item--Loss on litigation
          settlement, net of income tax
           benefit of $165,000                                (452,000)               -0-
                                                               --------                -
      Income (loss) before cumulative
         effect of accounting change                         2,128,000        (4,885,000)
      Cumulative effect on prior years of
         change in accounting for product
          maintenance contracts, net of tax
           effect of $878,000                               (1,356,000)               -0-
                                                             ----------                -
      Net income (loss)                                       $772,000       $(4,885,000)
                                                              --------       -----------

     2005 Miller GAAP
     Financial Statement Disclosures @ Manual 51.01 - 51.03 (C. CCH 2005)

Also we found this  discussion  in 2005 Miller GAAP Guide Level A @ 41.03 (C.CCH
2005)

              IRREGULAR ITEMS REPORTED IN NET INCOME (C.CCH 2005)

   Extraordinary Items

     Extraordinary items are transactions and other events that are (a) material in nature, (b) unusual in nature, and (c) infrequent in occurrence (APB-30, par. 20). Extraordinary items are disclosed separately in the income statement, net of any related income tax effect (APB-30, par. 11). EPS for extraordinary items must be presented on the face of the income statement or in the notes (FAS-128, par. 165b).

     Identifying extraordinary items requires informed professional judgment, taking into consideration all the facts involved in a particular situation. Some areas of promulgated GAAP, however, require that an item be treated as extraordinary. The following are the more common items that, if material, should be reported as extraordinary items if they are determined to be unusual in nature, and infrequent in occurrence:

     1.   Most expropriations of property (APB-30, par. 23)

     2. Gains or losses that are the direct result of a major casualty (APB-30, par. 23)

     3.Losses resulting from prohibition under a newly enacted law or regulation
          (APB-30, par. 23)

         All amounts for which gain on settlement was recognized had been previously accrued in the periods 2000-2003, so there should be no issue as to whether these amounts had bee "accrued in previous periods" (see attached balance sheet pages from all prior Q's and K's). This is not a "phantom" gain. We see no reason to restate any periods previous to 2004 after full and complete consideration of APB 30. We note specifically P. 26, of APB 30 does not apply because both criteria for classification of the gain as an Extraordinary Item have been evaluated and met. At the date of settlement, the company had no business operations, was dormant, reached a cash settlement for release of debt with all large creditors in order to allow the company to seek other opportunities, had never settled with all significant creditors at about the same time, and it was highly unusual for the company to find a lending source for the capital to fund the settlements and so the settlements were a highly unusual occurrence in the financial affairs of the company.

         We are frankly puzzled as to why accounting Staff believes this accounting treatment by the company is somehow incorrect. We firmly believe that if it were shown in "revenues" or other income (not extraordinary) it would actually be misleading to a reader, because there were no other operations in the Company at the time.

                                   Sincerely,

                                   /s/Michael A. Littman
                                   Michael A. Littman
MAL:sw